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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 11, 2006

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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   [X]    Form 40-F   [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes         [ ]    No          [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes         [ ]    No          [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes         [ ]    No          [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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FOR MORE INFORMATION CONTACT:

JORGE F. SCARINCI, CFA
CHIEF INVESTOR RELATIONS OFFICER
Phone: (5411) 5222 6730
Fax: (5411) 5222 8202
investorelations@macrobansud.com.ar
www.macrobansud.com.ar

    BANCO MACRO BANSUD S.A. ANNOUNCES TRANSFER OF SHARES OF NUEVO BANCO BISEL
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>> (Buenos Aires, Argentina, August 11, 2006) - Banco Macro Bansud S.A. (BMA) (Buenos Aires Stock Exchange: BSUD / NYSE: BMA) today announced that Banco de la Nacion Argentina and Fundacion Banco de la Nacion Argentina (both acting as "Sellers") have transferred to Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A. (acting as "Purchasers") all common shares held by the Sellers in Nuevo Banco Bisel S.A., thereby performing and completing the share sale and purchase transaction, which terms and conditions have already been informed.



Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 11, 2006
                                             MACRO BANSUD BANK INC.


                                             By:    /s/ Luis Cerolini
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                                             Name:  Luis Cerolini
                                             Title: Attorney-in-fact